FMR LLC
82 Devonshire Street, V6D
Boston, MA 01209

March 26, 2008

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20543

Re: Fidelity Investments Mutual Funds (FMR LLC)
Rule 17g Compliance Filing
Fidelity Bond Coverage Period: October 2, 2007 – February 14, 2009

To Whom it May Concern,

In follow-up to the January 14, 2008 filing of the lead bond insurance policy for Fidelity PAS Core Income Fund of Fund and PAS Income Opportunity Fund of Fund, we submit herewith the following:

1. Resolution of a majority of the Independent Trustees approving the amount, type, form and coverage of the bonds, at a meeting of the Board of Trustees held on March 6, 2008.

Sincerely,

Ann Barry
Director
FMR LLC

Enc.

Fidelity
INVESTMENTS

After further discussion, upon motion duly made and seconded, and by the vote of the full Board, including a majority of those Trustees who are not "interested persons" of the Fund, as defined in the Investment Company Act of 1940, as amended, it was unanimously

* * *

FURTHER VOTED: That the terms and cost of the bond coverage for PAS Core Income Fund of Funds and PAS Income Opportunities Fund of Funds for the period October 2, 2007 through February 14, 2009, as detailed in the November 26, 2007 Board memorandum, be, and they hereby are, ratified, confirmed and approved, after being determined to be reasonable in form and amount, taking into consideration all factors deemed relevant by the Board, including, among others, the value of the aggregate assets of each Fund to which any covered person may have access, the arrangements for the custody and safekeeping of such assets, the nature of the securities in the portfolio of each Fund, and the number of covered parties and the nature of their business activities; and that the officers of each Fund be, and they hereby are, authorized to take all appropriate steps to place said bond coverage, subject to review of the form by counsel to the funds of the Trust.

FURTHER VOTED: That the portion of the total premium to be paid by PAS Core Income Fund of Funds and PAS Income Opportunities Fund of Funds for the bond coverage be, and it hereby is, approved.